Exhibit 99.8

LSV Asset Management
Financial Statements
As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

LSV Asset Management
Table of Contents
December 31, 2017

Independent Auditors’ Report

To the Management Committee and Partners of
LSV Asset Management:

We have audited the accompanying financial statements of LSV Asset Management (the Partnership), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LSV Asset Management as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Philadelphia, PA
February 22, 2018

LSV Asset Management
Balance Sheets
December 31, 2017 and 2016

(in thousands of dollars)

	2017	2016
Assets
Current assets
Cash and cash equivalents	$25,333	$19,863
Management fee receivables, net of allowance for
doubtful accounts of $0 and $6	128,255	104,648
Prepaid expenses and other current assets	1,651	1,361
Total current assets	155,239	125,872
Fixed assets, net of accumulated depreciation and
amortization of $5,942 and $5,145	1,407	1,927
Total assets	$156,646	$127,799
Liabilities and Partners' Capital
Accrued compensation	$42,212	$36,104
Accrued other	2,439	1,608
Total accrued liabilities	44,651	37,712
Due to SEI Funds, Inc.	1,835	1,591
Total current liabilities	46,486	39,303
Commitments and contingencies
Partners' capital	110,160	88,496
Total liabilities and partners' capital	$156,646	$127,799

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Operations
Years Ended December 31, 2017, 2016 and 2015

(in thousands of dollars)

	2017	2016	2015
Revenue
Management fees	$491,872	$399,462	$427,653
Interest income	107	93	111
Total revenue	491,979	399,555	427,764
Expenses
Compensation, benefits and other personnel	77,384	60,747	54,049
Stock based compensation	4,746	(1,181)	3,646
Consulting and professional fees	2,671	2,500	3,051
Data processing and computer related	10,430	9,631	8,889
Facilities, supplies and other costs	3,810	3,684	4,655
Depreciation and amortization	797	793	629
Total expenses	99,838	76,174	74,919
Net income	$392,141	$323,381	$352,845

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Changes in Partners' Capital
Years Ended December 31, 2017, 2016 and 2015

(in thousands of dollars)

Partnership Capital
Balance, December 31, 2014	$100,718
Net income	352,845
Partnership distributions	(364,839)
Balance, December 31, 2015	88,724
Net income	323,381
Partnership distributions	(323,609)
Balance, December 31, 2016	88,496
Net income	392,141
Partnership distributions	(370,477)
Balance, December 31, 2017	$110,160

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Cash Flows
Years Ended December 31, 2017, 2016 and 2015

(in thousands of dollars)

	2017	2016	2015
Cash flows from operating activities
Net income	$392,141	$323,381	$352,845
Adjustments to reconcile net income to cash provided
by operating activities
Depreciation and amortization	797	793	629
Increase (decrease) in allowance for doubtful accounts	(6)	(5)	5
Change in assets and liabilities
Decrease (increase)
Management fee receivables	(23,601)	(13,873)	11,346
Prepaid expenses and other current assets	(290)	611	68
Increase (decrease)
Accrued compensation	6,108	(1,617)	4,941
Accrued other	831	(256)	358
Due to SEI Funds, Inc.	244	300	369
Net cash provided by operating activities	376,224	309,334	370,561
Cash flows from investing activities
Purchases of fixed assets	(277)	(345)	(735)
Net cash used in investing activities	(277)	(345)	(735)
Cash flows from financing activities
Partnership distributions	(370,477)	(323,609)	(364,839)
Net cash used in financing activities	(370,477)	(323,609)	(364,839)
Net increase (decrease) in cash and cash equivalents	5,470	(14,620)	4,987
Cash and cash equivalents
Beginning of year	19,863	34,483	29,496
End of year	$25,333	$19,863	$34,483

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Notes to Financial Statements
December 31, 2017, 2016 and 2015

(in thousands of dollars)

1.	Background
LSV Asset Management (“LSV” or the “Partnership”), a Delaware general partnership, is a registered investment advisor that provides management services to institutions, including pension plans and investment companies. LSV uses the Quantitative Value Analysis Method and Software to market its investment advisory services. SEI Funds, Inc. (a wholly-owned subsidiary of SEI Investments Company (“SEI”)) owns approximately 39 percent of the Partnership and the remaining portion, approximately 61 percent is owned by LSV employees and former employees. The general Partnership Agreement has been amended from time to time to include new partners when they are admitted. The partnership interest of each existing partner is diluted on a pro rata basis when a new partner is admitted.
The business and affairs of LSV are managed under the direction of the Management Committee. The Management Committee consists of the remaining original partners and certain other partners of the Partnership. The voting interest by each partner on the Management Committee differs from their partnership ownership percentage.

2.	Summary of Significant Accounting Policies
Cash and Cash Equivalents
LSV considers investment instruments purchased with an original maturity of three months or less to be cash and cash equivalents.
Allowance for Doubtful Accounts
LSV provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. LSV's estimate is based on historical collection experience and a review of the current status of Management fee receivables.
Revenue Recognition and Related Receivables
Management fee receivables on the accompanying Balance Sheets represent receivables earned and billed, as well as earned but unbilled. Unbilled receivables represent services provided but not yet billed. Management fee receivables on the accompanying Balance Sheets consist of the following:

	2017	2016
Management fee receivables	$3,176	$4,611
Unbilled management fee receivables	125,079	100,043
	128,255	104,654
Less: Allowance for doubtful accounts	—	(6)
Total management fee receivables	$128,255	$104,648
Revenues from management fees are recognized in the period in which services are performed and are calculated based upon a contractual percentage of net assets under management.
Allocations of Net Income or Net Loss
In accordance with the Partnership Agreement, all partnership net profits or losses are allocated among the partners in accordance with their respective ownership interests at the time the profits are realized. Such allocations are included in the “Partnership Capital” balance on the accompanying Statements of Changes in Partners' Capital.

LSV Asset Management
Notes to Financial Statements
December 31, 2017, 2016 and 2015

Partnership Distributions
In accordance with the Partnership Agreement, Partners' distributions are based upon the net quarterly cash flows of the partnership. Such distributions represent reductions of partners' capital and are included in the Statements of Changes in Partners' Capital. Included in Partnership distributions are state taxes paid on certain partners' behalf and which represent a reduction in Partners' Capital.
Guarantees and Indemnifications
In the ordinary course of business, the Partnership from time to time enters into contracts containing indemnification obligations of the Partnership. These obligations may require the Partnership to make payments to another party upon the occurrence of certain events including the failure by the Partnership to meet its performance obligations under the contract. These contractual indemnification provisions are often standard contractual terms of the nature customarily found in the type of contracts entered into by the Partnership. In many cases, there are no stated or notional amounts included in the indemnification provisions. There are no amounts reflected on the accompanying Balance Sheets related to these indemnifications.

Guaranty Agreement with LSV Employee Group III

In October 2012, a group of existing employees of LSV agreed to purchase a portion of the partnership interest of three existing LSV employees for $77,700, of which $69,930 was financed through two syndicated term loan facilities contained in a Credit Agreement with CIBC Bank USA and Northern Trust Company. The group of existing LSV employees formed a new limited liability company called LSV Employee Group III which owned the purchased partnership interest. SEI provided an unsecured guaranty for $45,000 of the obligations of LSV Employee Group III to the lenders through a Guaranty Agreement. LSV agreed to provide an unsecured guaranty for $24,930 of the obligations of LSV Employee Group III to the lenders through a separate guaranty agreement.

In June 2017, LSV Employee Group III made the final principal payment related to the term loans. LSV Employee Group III made principal payments of $5,657, $15,812, and $17,189 during 2017, 2016 and 2015, respectively. LSV and SEI have no further obligation regarding this agreement.

Fixed Assets
Fixed assets consist of the following at December 31:

			Estimated Useful Lives
	2017	2016

Equipment	$2,946	$2,779	3 to 5 years
Leasehold improvements	3,399	3,289	Lease Term
Furniture and fixtures	1,004	1,004	5 years
	7,349	7,072
Less: Accumulated depreciation and amortization	(5,942)	(5,145)
	$1,407	$1,927
Fixed assets are recorded at historical cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

LSV Asset Management
Notes to Financial Statements
December 31, 2017, 2016 and 2015

Management's Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.
Concentration of Credit Risk
Financial instruments which potentially expose the Partnership to concentrations of credit risk consist primarily of Cash and cash equivalents and Management fee revenue and receivables. Cash and cash equivalents deposits can be maintained with institutions in excess of federally insured limits.
Concentrations of credit risk with respect to our receivables are limited due to the large number of clients and their dispersion across geographic areas. No single group or customer represents greater than 10 percent of total revenue or Management fee receivables.
Fair Value of Financial Instruments
The Partnership's financial instruments consist primarily of cash and cash equivalents. The book value of Cash and cash equivalents, Management fee receivables and Accrued liabilities is considered to be representative of their fair value because of their short maturities. The recorded value of these financial instruments approximates their fair value at December 31, 2017 and 2016.

The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

New Accounting Pronouncements
On May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). ASU 2014-09 provides a single comprehensive model to be used in the accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The principal concept in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard requires an entity to apply a five-step model that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) an entity satisfies a performance obligation. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer and requires expanded disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The FASB issued several amendments to ASU 2014-09. These amendments include, but are not limited to, clarification of principal versus agent guidance in situations in which a revenue transaction involves a third party in providing goods or services to a customer. In such circumstances, an entity must determine whether the nature of its promise to the customer is to provide the underlying goods or services (the entity is the principal in the transaction and reports the transaction gross) or to arrange for a third party to provide the underlying goods or services (the entity is the agent in the transaction and reports the transaction net). The amendments also clarify, in terms of identifying performance obligations, how entities would determine whether promised goods or services are separately identifiable from other promises in a contract and, therefore, would be accounted for separately.

LSV Asset Management
Notes to Financial Statements
December 31, 2017, 2016 and 2015

ASU 2014-09 is effective January 1, 2018 and provides for either full retrospective adoption or a modified retrospective adoption by which it is applied only to the most current period presented. The Partnership has concluded that it will utilize the modified retrospective method of adoption with a cumulative catch up adjustment and will provide additional disclosures in its 2018 financial statements. The Partnership completed analyses, executed project management relative to the process of adopting ASU 2014-09, and conducted detailed reviews of customer contracts to complete necessary adjustments to existing accounting policies. The Partnership has implemented changes to its accounting systems, processes and internal controls over revenue reporting and the new disclosure requirements, as necessary, in the application of the new standard.

The adoption of ASU 2014-09 will not change the accounting for any of the Partnership's revenue arrangements and, accordingly, it is expected that it will not have a material impact to the Partnership's financial statements.

Additionally, the Partnership is currently in the process of finalizing its assessment of the cumulative effect adjustment but it believes that there will not be any cumulative effect adjustment on January 1, 2018.

3.	Commitments and Contingencies

The Partnership has entered into various operating leases for facilities. Some of these leases contain escalation clauses. The aggregate noncancellable minimum commitments at December 31, 2017 are as follows:

2018	$1,101
2019	1,121
2020	281
$2,503
Rent expense which is included in Facilities, supplies and other costs on the accompanying Statements of Operations was $1,180, $1,141, and $1,120 in 2017, 2016, and 2015, respectively.

4.	Income Taxes

No federal or state income taxes are provided for by LSV as each partner is liable for income taxes on their respective share of LSV's taxable income, if any.
LSV's tax return is subject to examination by federal and state taxing authorities. If such examinations result in changes to LSV's taxable income, the tax liability of each partner would change accordingly.

5.	Related Party Transactions

Under LSV's Partnership Agreement, SEI Funds, Inc. is responsible for performing various services to support LSV's advisory business. In connection with such services, SEI Funds, Inc. allocates certain of its costs including employee benefits and other general and administrative expenses to LSV. The total allocated costs were $2,130, $1,824, and $1,368 in 2017, 2016, and 2015, respectively. The amount payable to SEI Funds, Inc. is included in the Due to SEI Funds, Inc. balance on the accompanying Balance Sheets. The balance Due to SEI Funds, Inc. is paid on a monthly basis, is non-interest bearing, and includes compensation, benefits and other general and administrative expenses.
LSV is a party to a number of portfolio investment advisory agreements with SEI Investments Management Corporation, SEI Investments Global, Limited, and SEI Investments Canada Company (all wholly-owned subsidiaries of SEI). Under these agreements, LSV receives an annual fee based on the assets under

LSV Asset Management
Notes to Financial Statements
December 31, 2017, 2016 and 2015

LSV's management in various SEI-sponsored funds. Total fees earned under these agreements were $16,900, $14,328 and $8,862 in 2017, 2016 and 2015, respectively. The Management fee receivables balance under these agreements on the accompanying Balance Sheets included $1,299 and $1,055 of such fees at December 31, 2017 and 2016, respectively. Some LSV partners have investment interests in LSV funds. LSV receives an annual fee based on the assets under LSV’s management attributable to the Partners’ interest. Total fees earned from LSV partners for their investments in LSV funds were $2,046, $1,634, and $1,576 in 2017, 2016 and 2015, respectively.
Following completion of eligibility requirements, LSV employees are able to participate in the Capital Accumulation Plan (“CAP”), a SEI‑sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Participants are vested in employer contributions at the time the contributions are made. All contributions are discretionary and are made from available profits. The employer contribution expense is included in Compensation, benefits and other personnel on the accompanying Statements of Operations. Costs incurred by the Partnership related to the CAP were immaterial in 2017, 2016, and 2015.
Following completion of eligibility requirements, LSV employees are able to participate in a SEI-sponsored employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined. Costs incurred by the Partnership related to the employee stock purchase plan were immaterial in 2017, 2016, and 2015.

6.	Accrued stock-based compensation

In March 2009, certain partners (the Contributing Partners) of LSV authorized for designation a portion of their partnership interest for the purpose of providing an interest in LSV. This interest was authorized and to be awarded to a select group of key employees. The partnership granted portions of the authorized partnership interest to key employees from March 2009 through April 2013. The issuance in April 2013 reflected the remaining amount of the designated partnership interest of the Contributing Partners. At the time partnership interest is granted, rights to receive distributions equal to the full granted percentage transfers to the recipient of the grant. Partnership equity equal to the amount of interest granted is earned over a predetermined vesting period. All profits, losses, distributions and other rights and obligations relating to authorized but undesignated partnership interest remains with the Contributing Partners until such interest was granted. The granted partnership interest is treated as a liability and is calculated on projected net income. The granted partnership interest redemption liability amounted to $27,082 and $22,336 at December 31, 2017 and 2016, respectively and is included in Accrued compensation on the accompanying Balance Sheets. The associated expense is recorded as Stock based compensation on the accompanying Statement of Operations. Each issuance must be authorized by unanimous vote of all Contributing Partners. The issuance of an interest in LSV to a key employee provides them an interest in the future profits of LSV. It does not provide them any rights in the management of the partnership or the ability to direct the operations or affairs of LSV.
7.    Variable Interest Entities - Investment Products

LSV has created investment products for its clients in various types of legal entity structures that may be considered variable interest entities (VIEs). LSV serves as the Manager for these investment products and its clients are the equity investors. LSV does not have an equity investment in any of the VIEs and does not have an obligation to enter into any guarantee agreements with the VIEs. Some of the investment products are limited partnerships which have substantive kick-out rights. LSV is not the primary beneficiary as they lack any equity investment and their fees are paid outside of the fund. Therefore, LSV is not required to consolidate any investment products that are VIEs into its financial statements.

LSV Asset Management
Notes to Financial Statements
December 31, 2017, 2016 and 2015

8.    Subsequent Events

The Partnership performed an evaluation of subsequent events through February 22, 2018, which is the date the financial statements were made available to be issued.